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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 333-115164

NOTIFICATION OF LATE FILING	CUSIP NUMBER ___________

(Check one):

[   ] Form 10-K   [   ] Form 20-F   [   ] Form 11-K

[   ] Form 10-Q   [   ] Form 10-D   [   ] Form N-SAR   [   ] Form N-CSR

For Period Ended: _____________
[X] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  December 31, 2011

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U.S. Premium Beef, LLC

Full Name of Registrant

N/A

Former Name if Applicable

12200 North Ambassador Drive

Address of Principal Executive Office (Street and Number)

Kansas City, MO  64163

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its transition report on Form 10-K for the period ended December 31, 2011 within the prescribed time for the following reasons:

Prior to December 30, 2011, U.S. Premium Beef, LLC (“USPB”) was the majority owner of National Beef Packing Company, LLC (“NBP.”)  As disclosed in prior USPB filings with the Securities and Exchange Commission, on December 30, 2011, USPB sold approximately 79.6% of its ownership interest in NBP (representing 56.2% of the total ownership in NBP) to Leucadia National Corporation.  (Following that transaction, USPB remains the owner of approximately 15.1% of NBP.)  In connection with the transaction, USPB also adopted a new fiscal year, such that its fiscal year will now end on the last Saturday of December, rather than on the last Saturday of August, as had been the case prior to completion of the transaction with Leucadia National Corporation.  In addition, as disclosed in a report on Form 8-K filed by USPB on February 28, 2012, USPB dismissed KPMG LLP as its independent registered public accounting firm and engaged PricewaterhouseCoopers LLP as USPB’s new independent registered public accounting firm.  Given the numerous activities and changes arising from i) the completion of the transaction with Leucadia National Corporation, ii) the change in registered public accounting firms and iii) the change of USPB’s fiscal year, the preparation of USPB’s transition report on Form 10-K for the period ended December 31, 2011 has demanded more time than was initially contemplated.  The transition report could not be completed and filed by the March 29, 2012 filing date without unreasonable effort and expense.

The registrant intends to file its Transition Report on Form 10-K on or before April 13, 2012.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Scott J. Miller	(Area Code)	713-8800
	(Name)	816	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ?  If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

[ ] Yes [ x ] No

(4)	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

U.S. Premium Beef, LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 29, 2012	By: /s/ Steven D. Hunt
Steven D. Hunt
Ttle: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).